Corporate Office 1340 Treat Blvd., Suite 600 Walnut Creek, CA 94597 (925) 948-4000 Fax (925) 287-0601

April 2, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Central Garden & Pet Company
Registration Statement on Form S-4
(File No. 333-180032; 333-180032-01 through -20)

Ladies and Gentlemen:

Central Garden & Pet Company (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”) be made effective at 12:00 p.m., Washington D.C. time, on April 4, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•

The Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 2, 2012

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed exchange offer of the securities specified in the Registration Statement.

Very truly yours,

/s/ Lori A. Varlas

Lori A. Varlas

Senior Vice President, Chief Financial Officer

and Secretary

cc:	Catherine T. Brown
Charles Lee
William E. Brown
John F. Seegal, Esq.
Brett Cooper, Esq.